The BlackRock Pennsylvania Strategic Municipal Trust (the “Registrant”)

77(I)

Terms of new or amended securities

Copies of (i) the Registrant's Amendment to the Statement of Preferences of the Fund’s Series W-7 Variable Rate Demand Preferred Shares, dated April 23, 2013 (the "Amendment to the Statement"), and (ii) the Amendment to Notice of Special Rate Period for the Variable Rate Demand Preferred Shares, dated April 23, 2013 (the "Amendment to the Notice"), and filed with the Registrant's books and records, are attached under sub-item 77Q1(a).

The Amendment to the Statement contains a description of amendments to the Registrant's Statement of Preferences of the Fund’s Series W-7 Variable Rate Demand Preferred Shares. The Amendment to Notice contains a description of amendments to the terms of the Series W-7 Variable Rate Demand Preferred Shares that is applicable during the Special Rate Period (as defined therein).